Exhibit 99.2

VIQ Solutions Inc.

Interim Condensed Consolidated Financial Statements

Three and six months ended June 30, 2023 and 2022

(unaudited)

(Expressed in United States dollars)

VIQ Solutions Inc.

Interim Condensed Consolidated Statements of Financial Position

(Expressed in United States dollars, unaudited)

	June 30, 2023	December 31, 2022
Assets
Current assets
Cash	$1,792,375	$1,657,571
Trade and other receivables, net of allowance for doubtful accounts (note 4)	5,131,223	5,305,728
Income taxes recoverable	32,260	104,670
Inventories	32,452	37,807
Other current assets	1,962,674	2,050,661
Non-current assets	8,950,984	9,156,437
Restricted cash	253,445	463,743
Property and equipment	1,210,891	1,432,133
Right-of-use assets, net	737,236	1,058,600
Intangible assets, net (note 5)	9,182,836	10,731,917
Goodwill (note 5)	11,945,991	12,047,048
Deferred tax assets	582,246	655,004
Total assets	$32,863,629	$35,544,882
Liabilities
Current liabilities
Trade and other payables and accrued liabilities	$7,109,734	$5,937,880
Income taxes payable	17,791	45,212
Share-based payment liability (note 8)	46,112	31,487
Derivative warrant liability (note 7)	428,641	290,712
Current portion of long-term debt (note 6)	351,889	8,634,258
Current portion of lease obligations (note 14)	354,914	487,673
Contract liabilities	1,671,936	1,745,415
Non-current liabilities	9,981,017	17,172,637
Deferred tax liability	240,163	868,643
Long-term debt (note 6)	9,368,861	19,812
Long-term lease obligations (note 14)	501,755	718,575
Other long-term liabilities	1,012,247	1,121,805
Total Liabilities	21,104,043	19,901,472
Shareholders' Equity
Capital stock (note 8)	74,764,440	74,690,527
Contributed surplus (note 9)	8,534,110	5,892,192
Accumulated other comprehensive loss	(796,165)	(1,214,354)
Deficit	(70,742,799)	(63,724,955)
Total shareholders’ equity	11,759,586	15,643,410
Total liabilities and shareholders' equity	$32,863,629	$35,544,882

See accompanying notes to interim condensed consolidated financial statements.

Approved by the Board	Signed “Larry Taylor”	Signed “Sebastien Paré”
	Larry Taylor, Director	Sebastien Paré, CEO and Director

VIQ Solutions Inc.

Interim Condensed Consolidated Statements of Loss and Comprehensive Loss

(Expressed in United States dollars, unaudited)

	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022
Revenue (note 13)	$10,518,893	$12,351,655	$20,571,464	$23,876,636

Cost of sales	5,884,012	6,257,453	11,508,626	12,293,385
Gross profit	4,634,881	6,094,202	9,062,838	11,583,251

Expenses
Selling and administrative expenses	5,405,644	6,532,440	10,766,945	12,668,748
Research and development expenses	189,156	278,357	333,965	477,442
Stock-based compensation (notes 8 and 9)	504,835	540,580	838,127	1,492,776
Gain on revaluation of options (note 8)	–	(355,215)	–	(1,063,662)
Gain on revaluation of RSUs (note 8)	(63,042)	(134,205)	(119,988)	(308,458)
(Gain) loss on revaluation of the derivative warrant liability (note 7)	(24,238)	(159,964)	134,514	(1,046,780)
Foreign exchange loss (note 15)	409,270	489,803	646,288	748,563
Depreciation	183,396	139,853	409,555	275,567
Amortization (note 5)	1,305,671	1,079,784	2,435,974	2,103,414
Interest expense (note 6)	319,256	241,128	653,092	580,841
Accretion and other financing costs (note 6)	240,570	156,307	404,286	289,280
(Gain) loss on contingent consideration	–	(7,489)	(10,389)	96,072
Impairment of goodwill and intangible assets (note 5)		–	157,464	–
Restructuring costs	29,454	154,727	56,866	169,108
Business acquisition costs	–	374,053	–	395,517
Other income	(4,313)	(120)	(9,407)	(729)
Total expenses	8,495,659	9,330,039	16,697,292	16,877,699

Current income tax expense (recovery)	(47,453)	110,135	(40,091)	172,642
Deferred income tax recovery	(255,162)	(147,834)	(576,519)	(259,037)
Income tax recovery	(302,615)	(37,699)	(616,610)	(86,395)
Net loss for the period	$(3,558,163)	$(3,198,138)	$(7,017,844)	$(5,208,053)
Exchange gain (loss) on translation of foreign operations	405,841	(449,303)	418,189	(36,505)
Comprehensive loss for the period	$(3,152,322)	$(3,647,441)	$(6,599,655)	$(5,244,558)

Net loss per share (note 10)
Basic	(0.10)	(0.11)	(0.20)	(0.17)
Diluted	(0.10)	(0.11)	(0.20)	(0.17)
Weighted average number of common shares outstanding – basic (note 10)	34,804,004	28,653,056	34,693,176	29,890,785
Weighted average number of common shares outstanding – diluted (note 10)	34,804,004	28,653,056	34,693,176	29,890,785

See accompanying notes to interim condensed consolidated financial statements.

VIQ Solutions Inc.

Interim Condensed Consolidated Statements of Changes in Shareholders’ Equit

(Expressed in United States dollars, unaudited)

	Capital stock		Contributed	Accumulated other comprehensive		Total
	Number	Amount	surplus	Deficit	income (loss)	Shareholders’ equity
Balance as at December 31, 2022	34,649,697	$74,690,527	$5,892,192	$(63,724,955)	$(1,214,354)	$15,643,410
Comprehensive loss for the period	–	–	–	(7,017,844)	418,189	(6,599,655)
Warrants issued due to debt financing costs (note 6)	–	–	2,010,223	–	–	2,010,223
Shares issued due to exercise of restricted share units (note 8)	242,829	62,828	(62,386)	–	–	442
Shares issued due to exercise of performance share units (note 8)	40,000	11,085	(11,085)	–	–	–
Share cancellation	(1,060)	–	–	–	–	–
Stock-based compensation (note 9)	–	–	705,166	–	–	705,166
Balance as at June 30, 2023	34,931,466	$74,764,440	$8,534,110	$(70,742,799)	$(796,165)	$11,759,586

	Capital stock		Contributed		Accumulated other comprehensive	Total
	Number	Amount	surplus	Deficit	income (loss)	equity
Balance as at December 31, 2021	29,881,717	$72,191,764	$4,842,208	$(55,018,940)	$74,526	$22,089,558
Comprehensive loss for the period	–	–	–	(5,208,053)	(36,505)	(5,244,558)
Shares issued due to exercise of restricted share units (note 8)	81,678	125,475	(125,122)	–	–	353
Stock-based compensation (note 9)	–	–	525,922	–	–	525,922
Balance as at June 30, 2022	29,963,395	$72,317,239	$5,243,008	$(60,226,993)	$38,021	$17,371,275

See accompanying notes to interim condensed consolidated financial statements.

VIQ Solutions Inc.

Interim Condensed Consolidated Statements of Cashflow

(Expressed in United States dollars, unaudited)

	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022
Operating activities
Net loss for the period	$(3,558,163)	$(3,198,138)	$(7,017,844)	$(5,208,053)
Items not affecting cash:
Depreciation	183,396	139,853	409,555	275,567
Amortization	1,305,671	1,079,784	2,435,974	2,103,414
Stock-based compensation (note 9)	504,835	540,580	838,127	1,492,776
Accretion and other financing costs (note 6)	240,570	156,307	404,286	289,280
Interest expense (note 6)	319,256	240,622	653,092	580,336
Income tax recovery	(302,615)	(37,699)	(616,610)	(86,395)
Gain on contingent consideration	–	(7,489)	(10,389)	96,072
Impairment of property and equipment	–	–	157,464	–
Gain on revaluation of options, RSUs, and derivative warrant liability (note 7 and 8)	(87,280)	(649,384)	14,526	(2,418,900)
Other income (expense)	(4,313)	609	(9,407)	–
Foreign exchange (gain) loss	409,270	489,803	646,288	748,563
Unrealized foreign exchange (gain) loss	672,536	(55,644)	785,005	11,745
Changes in non-cash operating working capital (note 11)	721,824	2,304,680	852,724	2,225,780
Cash provided by (used in) operating activities	404,987	1,003,884	(457,209)	110,185
Investing activities
Purchase of property and equipment	(12,500)	(221,424)	(19,828)	(237,886)
Earn-out payment	(68,827)	(83,427)	(155,560)	(193,504)
Development costs related to internally generated intangible assets (note 5)	(488,806)	(453,193)	(992,675)	(913,594)
Change in restricted cash	–	–	–	(234,286)
Cash used in investing activities	(570,133)	(758,044)	(1,168,063)	(1,579,270)

Financing activities
Proceed from debt, net of issuance costs (note 6)	–	–	11,018,885	–
Payment of amendment fees on debt (note 6)	–	–	–	(239,880)
Repayment of debt (note 6)	(167,578)	(190,943)	(8,251,160)	(4,443,454)
Repayment of lease obligations (note 14)	(57,592)	(79,922)	(137,219)	(117,321)
Payment of interest on debt (note 6)	(301,968)	(9,322)	(800,953)	(631,286)
Payment of interest on lease obligations (note 14)	(17,111)	(26,102)	(46,096)	(54,991)
Cash provided by (used in) financing activities	(544,249)	(306,289)	1,783,457	(5,486,932)

Net increase (decrease) in cash for the period	(709,395)	(60,449)	158,185	(6,956,017)
Cash, beginning of period	2,513,528	3,720,281	1,657,571	10,583,534
Effect of exchange rate changes on cash	(11,758)	(167,925)	(23,381)	(135,610)
Cash, end of period	$1,792,375	$3,491,907	$1,792,375	$3,491,907

See accompanying notes to interim condensed consolidated financial statements.

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

1.	Nature of operations

VIQ Solutions Inc. (“VIQ” or the “Company”) is a technology and service platform provider for digital evidence capture, retrieval, and content management. VIQ’s modular software allows customers to easily integrate the platform at any stage of their organization's digitization, from the capture of digital content from video and audio devices through to online collaboration, mobility, data analytics, and integration with sensors, facial recognition, speech recognition, and case management or patient record systems. VIQ operates worldwide with a network of partners including security integrators, audio-video specialists, and hardware and data storage suppliers.

The Company also provides recording and transcription services directly to a variety of clients including medical, courtrooms, legislative assemblies, hearing rooms, inquiries and quasi-judicial clients in numerous countries including Canada, the United Kingdom, the United States and Australia.

VIQ was incorporated by articles of incorporation in the province of Alberta in November 2004. On June 21, 2017, the Company continued under articles of continuance in the province of Ontario. The Company’s head office are located at 700 – 5915 Airport Road, Mississauga, Ontario, L4V 1T1. VIQ is a public company and the Company graduated from the Toronto Venture Exchange to the Toronto Stock Exchange in 2021. The Company's common shares began trading on the TSX and Nasdaq, under trading symbol VQS, at the market open on January 21, 2021, and August 12, 2021, respectively.

2.	Basis of preparation

(a)	Statement of compliance

The Company prepares its interim condensed consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), IAS 34, Interim Financial Reporting and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations, as issued by the International Accounting Standards Board (“IASB”) and using the same accounting policies as described in the Company’s December 31, 2022 consolidated financial statements. The preparation of the interim condensed consolidated financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment and complexity, or areas where assumptions and estimates are significant to the interim condensed consolidated financial statements, are disclosed in note 2(d) and 3.

These interim condensed consolidated financial statements have been authorized for issue in accordance with a resolution from the Board of Directors on August 14, 2023.

(b) Basis of preparation

The notes presented in these interim condensed consolidated financial statements include only significant changes and transactions occurring since the Company’s last year end and are not fully inclusive of all disclosures required by IFRS. These interim condensed consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements, including the notes thereto, for the years ended December 31, 2022 and 2021. The interim condensed consolidated financial statements have been prepared under the historical cost convention, except for the revaluation of certain financial assets and financial liabilities to fair value as noted below.

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

(c) Functional currency, presentation currency and foreign currency translation

Company/Subsidiary	Functional currency
VIQ Solutions Inc.	CAD
Dataworxs Systems Limited	CAD
VIQ Solutions, Inc.	USD
VIQ Australia PTY Ltd.	AUD
Dataworxs Systems Australia Ltd.	AUD
VIQ Solutions PTY Ltd.	AUD
VIQ Solutions Australia PTY Ltd.	AUD
VIQ PTY Ltd.	AUD
VIQ Australia Services PTY Ltd.	AUD
VIQ Services Inc.	USD
Net Transcripts, Inc.	USD
HomeTech, Inc.	USD
Transcription Express, Inc.	USD
VIQ Media Transcription Inc.	USD
wordZexpressed, Inc.	USD
VIQ Solutions (UK) Limited	GBP
VIQ Services (UK) Limited	GBP
The Transcription Agency LLP	GBP

All financial information is presented in USD unless otherwise stated.

USD / CAD exchange rate	June 30, 2023	December 31, 2022	June 30, 2022
Closing at the reporting date	0.7545	0.7370	0.7756
Average rate for the period	0.7445	0.7685	0.7835

USD / AUD exchange rate	June 30, 2023	December 31, 2022	June 30, 2022
Closing at the reporting date	0.6623	0.6805	0.6891
Average rate for the period	0.6679	0.6940	0.7147

USD / GBP exchange rate	June 30, 2023	December 31, 2022	June 30, 2022
Closing at the reporting date	1.2634	1.2103	1.2146
Average rate for the period	1.2515	1.2368	1.2570

The financial results of each subsidiary consolidated in the Company’s interim condensed consolidated financial statements are measured using the subsidiary’s functional currency, which is the currency of the primary economic environment in which the entity operates for each of the Company’s wholly owned subsidiaries.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation’s functional currency are recognized in the interim condensed consolidated statements of loss and comprehensive loss.

The financial statements of entities that have a functional currency different from the presentation currency of USD are translated into USD as follows: assets and liabilities at the closing rate at the date of the interim condensed consolidated statement of financial position, and income and expenses at the average rate of the period as this is considered a reasonable approximation to actual rates. All resulting changes are recognized in other comprehensive income (loss) as translation adjustments.

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

The Company has monetary items that are receivable from foreign operations. A monetary item for which settlement is neither planned nor likely to occur in the foreseeable future is, in substance, a part of the parent company’s net investment in that foreign operation. Such exchange differences are recognized initially in other comprehensive income (loss) and reclassified from equity to net loss on disposal of the net investment in foreign operation.

(d)	Use of estimates and judgments

The preparation of the interim condensed consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the application of the Company’s accounting policies and the amounts reported in the interim condensed consolidated financial statements and the related notes. These estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future. These estimates have been applied in a manner consistent with that in prior periods and there are no known trends, commitments, events or uncertainties that the Company believes will materially affect the assumptions utilized in these interim condensed consolidated financial statements. Estimates and underlying assumptions are reviewed on an ongoing basis and revisions to estimates are recognized prospectively. The estimates are impacted by many factors, some of which are highly uncertain and actual results may differ from those estimates.

3.	Significant accounting policies

i)	Significant accounting policies, estimates and judgements

The preparation of the interim condensed consolidated financial statements in accordance with IAS 34 requires management to make estimates and assumptions that affect the amounts reported in the interim condensed consolidated financial statements and notes to the interim condensed consolidated financial statements. These estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future. Actual results may differ from those estimates.

Going concern - In the preparation of financial statements, management is required to identify when events or conditions indicate that significant doubt may exist about the Company’s ability to continue as a going concern. Significant doubt about the Company’s ability to continue as a going concern would exist when relevant conditions and events, considered in the aggregate, indicate that the Company will not be able to meet its obligations as they become due for a period of at least, but not limited to, twelve months from the balance sheet date. When the Company identifies conditions or events that raise potential for significant doubt about its ability to continue as a going concern, the Company considers whether its plans that are intended to mitigate those relevant conditions or events will alleviate the potential significant doubt.

The Company’s ability to continue as a going concern for the next twelve months involves significant judgment and is dependent on its ability to improve its sales and generate positive cash flow from operations and successful cost reduction from workforce optimization. After considering its plans to mitigate the potential for significant doubt about the Company’s ability to continue as a going concern, management has concluded that there are no material uncertainties related to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern for a period of twelve months from the balance sheet date.

Other significant estimates and judgments made by the Company include the following:

•	Stock-based compensation
•	Warrants
•	Internally generated development
•	Functional currency
•	Income taxes
•	Allocation of the transaction price to multiple performance obligations in contracts with customers
•	Allowance for doubtful accounts
•	Goodwill impairment testing and recoverability of assets
•	Purchase price allocation
•	Contingency consideration
•	Incremental borrowing rate used to discount leases
•	Property and equipment and definite life intangible assets

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

ii)	New accounting pronouncements adopted in 2023

Deferred Tax related assets and liabilities arising from a Single Transaction (Amendments to IAS 12)

The amendments narrow the scope of the initial recognition exemption to exclude transactions that give rise to equal and offsetting temporary differences – e.g. leases and decommissioning liabilities. The amendments apply for annual reporting periods beginning on or after January 1, 2023. For leases and decommissioning liabilities, the associated deferred tax asset and liabilities will need to be recognized from the beginning of the earliest comparative period presented, with any cumulative effect recognized as an adjustment to retained earnings or other components of equity at that date. For all other transactions, the amendments apply to transactions that occur after the beginning of the earliest period presented. The amendments are effective for annual periods beginning on or after January 1, 2023. The Company has concluded there is no impact of adopting these amendments on its interim consolidated financial statements.

Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)

In February 2021, the IASB issued Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2). The amendments provide guidance to help entities disclose their material (previously "significant") accounting policies. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. The Company has concluded there is no impact of adopting these amendments on its interim consolidated financial statements.

Definition of Accounting Estimates (Amendments to IAS 8)

In February 2021, the IASB issued Definition of Accounting Estimates (Amendments to IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors). The amendments define accounting estimates and clarify the distinction between changes in accounting estimates and changes in accounting policies. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. The Company has concluded there is no impact of adopting these amendments on its interim consolidated financial statements.

Other standards

The following new and amended standard did not have a significant impact on the Company’s consolidated financial statements.

•	Reference to Conceptual Framework (Amendments to IFRS 3).

(iii) Standards and interpretations issued but not yet effective

In October 2022, the International Accounting Standards Board (the IASB or the Board) issued amendments to IAS 1 Presentation of Financial Statements. The amendments are based on those originally set out in the Exposure Draft ED/2021/9 Non-current Liabilities with Covenants, Proposed Amendments to IAS 1 (the ED). In the amendments, the Board clarifies that only covenants with which an entity must comply on or before the reporting date will affect a liability’s classification as current or non-current. Additional disclosures are required for non-current liabilities arising from loan arrangements that are subject to covenants to be complied with within twelve months after the reporting period. The amendments will be effective for annual periods beginning on or after January 1, 2024 with early adoption permitted. The Company is currently assessing the impact of these amendments.

4.	Trade and other receivables

	June 30, 2023	December 31, 2022
Trade accounts receivable	$4,516,796	$4,956,613
Other receivables	960,404	748,585
Less: allowance for doubtful accounts	(345,977)	(399,470)
	$5,131,223	$5,305,728

As at June 30, 2023, other receivables relates to unbilled revenue of $852,312 (December 31, 2022 - $634,226) and sales tax receivable and other receivables of $108,092 (December 31, 2022 - $114,359).

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

5.	Intangible assets and goodwill

Details of the Company’s intangible assets as at June 30, 2023 are listed as follows:

	December 31, 2022	Impairment	Additions	Foreign exchange	June 30, 2023
Cost
Customer relationships	$15,303,650	–	–	(15,992)	$15,287,658
Technology	470,000	–	–	–	470,000
Non-compete	118,945	–	–	(2,791)	116,154
Brand	2,379,289	–	–	(61,903)	2,317,386
Patents	15,232	–	–	(824)	14,408
Internally generated intangible assets	10,587,379	(157,464)	992,675	248,797	11,671,387
	$28,874,495	(157,464)	992,675	167,287	$29,876,993
Accumulated amortization
Customer relationships	9,058,485	–	1,355,213	(10,955)	10,402,743
Technology	470,000	–	–	–	470,000
Non-compete	126,431	–	12,534	(54,396)	84,569
Brand	1,945,161	–	359,855	(264)	2,304,752
Patents	–	–	708	12	720
Internally generated intangible assets	6,542,501	–	707,663	181,209	7,431,374
	18,142,578	–	2,435,973	115,607	20,694,157
Net book value	$10,731,917				$9,182,836

Details of the Company’s goodwill as of June 30, 2023 are listed as follows:

	December 31, 2022	Foreign exchange	June 30, 2023
VIQ Australia	$5,036,815	$(134,586)	$4,902,229
Dataworxs	132,446	3,137	135,583
VIQ US	3,570,275	–	3,570,275
VIQ Media	2,614,802	–	2,614,802
VIQ UK	692,710	30,392	723,102
	$12,047,048	$(101,057)	$11,945,991

6.	Long-term debt

	June 30, 2023	December 31, 2022
Beedie Investments Ltd. note payable (a)	$9,368,861	$–
Crown Capital Funding Partner LP note payable (b)	–	7,972,790
Unsecured HomeTech interest-free promissory note (c)	134,840	263,539
Unsecured WordZ 5% promissory note (c)	217,049	417,741
Less current portion of long-term debt	(351,889)	(8,634,258)
	$9,368,861	$19,812

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

a.	Beedie Investments Ltd. note payable

On January 13 2023, the Company entered into a secured debt facility (“Note Payable”) with Beedie Investments Ltd. (“Beedie”) of $12,000,000 bearing (1) an interest rate of 9.5% payable monthly, (2) interest rate of 1.5% payable monthly on $3,000,000 available to be drawn subsequently subject to certain conditions and (3) interest rate of 3% to be paid-in-kind per annum compounded monthly and added to the outstanding principal amount of the Note Payable and to be repaid on January 13 2027. The Note Payable is secured by a general security agreement covering all assets of the Company. The outstanding principal balance of the Note Payable is repayable on January 16, 2027.

Under the Note Payable, the Company has undertaken to comply with financial covenants regarding a minimum balance of unrestricted cash and cash equivalents, minimum adjusted monthly EBITDA and maximum total leverage.

In connection with the Note Payable, 7,968,750 common share purchase warrants were issued to Beedie on January 16, 2023.  Each warrant is convertible into one common share in the capital of the Company at a price per share equal to $0.256 until January 16, 2030. The Company recorded $2,010,223 reflecting the fair value of the 7,968,750 warrants associated with the loan payable as a reduction to the principal amount of $12,000,000 and the amount was recorded into equity. The Company calculated the fair value of $2,190,197 using the Black-Scholes pricing model with the following assumptions: a share price of $0.50 CDN, an exercise price of $0.35 CDN, a volatility of 69.78%, an expected life of 7.0 years, a dividend yield of 0.0%, and a risk -free interest rate of 2.85%.

In addition, the Company has agreed to issue additional common share purchase warrants in connection with the subsequent advances, with such number of warrants to be equal to 17% of the amount of such subsequent advance divided by the exercise price of such subsequent warrants. The subsequent warrants are to have an exercise price equal to the 5-day volume weighted average price of the Company’s common shares immediately prior to the earlier of: (i) the announcement of the applicable subsequent advance, and (ii) the funding of the applicable subsequent advance.

The Company incurred transactions costs of $981,115 associated with establishing the Note Payable, $179,974 of transaction costs were deducted from the fair value of warrants of $2,190,197 based on the relative fair value which resulted in $2,010,223 being credited to contributed surplus.

The Note Payable of $9,008,662 was determined using relative fair value and transaction costs were allocated to the host debt instrument based on relative fair value and is being accreted to the face value of $12,000,000 over the term of four years.   The transaction costs are recognized as accretion and other financing costs over the term of the loan.

During the three months and six months ended June 30, 2023, the Company recorded interest expense of $318,456 and $562,414 respectively, representing the cash interest payable monthly and $207,048 and $360,200 respectively recorded as accretion and other financing costs related to the Note Payable in the interim condensed consolidated statements of loss and comprehensive loss.

On May 18, 2023 and June 29, 2023, the Company amended the Note Payable to waive the minimum balance of unrestricted cash and cash equivalents and the minimum monthly adjusted EBITDA covenants up to June 30, 2023.

b.	Crown Capital Funding Partner LP note payable

During the year ended December 31, 2018, the Company entered into a secured debt facility with Crown Capital Funding Partner LP (“Crown”) of $11,317,500 (CAD$15,000,000) bearing an interest rate of 10% payable quarterly. The loan was secured by a general security agreement covering all assets of the Company. Additionally, during the period ended September 30, 2020, the Company cancelled 450,000 previously issued common share purchase warrants and reissued new warrants to reflect a price per share equal to CAD$2.06 (the “Exercise Price”) until expiry on November 28, 2023. As a result of this modification, the Company recorded $84,287 (CAD$111,387) reflecting the incremental fair value of the warrant associated with the amendment as a reduction in the carrying value of the note payable as at September 30, 2020. The Company incurred fees of $353,115 (CAD$450,000) associated with establishing the amended debt facility, which was recorded as a reduction in the carrying value of the note payable. During the three and six months ended June 30, 2023, the Company recorded interest expense of $nil and $34,276 (three and six months ended June 30, 2022 - $204,320 and $504,973 respectively).

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

The difference between the face value and ascribed value of the note payable is being accreted over the remaining life of the debt facility. Corresponding transaction costs were netted against the face value of the debt facility and are recognized as accretion and other financing costs over the term of the loan. During the three and six months ended June 30, 2023, the Company recorded $nil (three and six months ended June 30, 2022 - $110,515 and $198,157 respectively) of accretion and other financing costs related to the note payable in the interim condensed consolidated statements of loss and comprehensive loss.

The Company signed an amendment related to the Crown debt facility that required the Company to pay $4,005,768 (CAD$5,000,000) of the principal balance on March 30, 2022 and pay an amendment fee of approximately $239,880 (CAD$300,000). The interest on the Crown Debt facility remained at 10% annual interest and future interest payments were reduced to the reduced principal amount. The amendment did not result in the terms of the original agreement being substantially modified; as such the transaction is accounted for as a modification of the old debt. The amended secured debt facility waived the Fixed Charge Coverage Ratio for the quarter ended December 31, 2022 and the Net Debt to EBITDA ratio for quarters ended March 31, 2022 and June 30, 2022. Additional financial covenants were added to the amended Crown debt facility, which include restrictions on the amount of selling, administrative and research and development costs and restrictions on capital expenditure (including internally generated intangible assets and capitalized assets) in each of the respective quarters ended June 30, 2022, September 30, 2022 and December 31, 2022.

On January 13, 2023, the Company fully repaid the debt outstanding of $7,897,356 (CAD$10,550,000) which included a prepayment fee of $74,000 (CAD $100,000) for repaying the debt in advance of the maturity date November 28, 2023.

c.	Unsecured promissory notes

As part of the acquisition of HomeTech, the Company issued an unsecured interest-free promissory note to the former owners of HomeTech with a face value of $1,200,000, to be paid monthly for 60 months in equal installments of $20,000 beginning February 25, 2019 to the period ending January 25, 2024. During the quarter ended June 30, 2023, the Company repaid a total principal of $140,000 (2022 - $120,000). The Company recorded the unsecured promissory note by discounting the principal amounts due using a market annual interest rate of 12%. The difference between the present value and the face value is being accreted over the term of the unsecured promissory notes. The Company recorded an accretion expense of $4,881 and $11,301 for the three and six months ended June 30, 2023 respectively (three and six months ended June 30, 2022 - $10,780 and $22,934 respectively).

An additional note was issued to the former owners of WordZ with a face value of $1,200,000 bearing interest at 5% to be paid quarterly for 36 months beginning January 5, 2021 to the period ending October 5, 2023. The fair value of the unsecured promissory notes was determined on a market annual interest rate of 12%. The difference between the face value and the ascribed value of the notes is being accreted over life of the notes. During the three and six months ended June 30, 2023, the Company recorded interest expense of $2,798 and $6,892 respectively (three and six months ended June 30, 2022 – $8,063 and $17,301 respectively) and accretion expense of $6,422 and $15,692 respectively (three and six months ended June 30, 2022 - $17,456 and $37,175). In addition, the Company repaid $213,804 during the six months ended June 30, 2023 (six months ended June 30, 2022 - 203,417).

7.	Derivative warrant liability

On July 21, 2022, the Company completed a private placement offering to institutional investors (“PIPE”). Under the PIPE, the Company sold 3,551,852 units (the “Units”) at a price of $1.35 per Unit for gross proceeds to the Company of approximately $4,800,000 before the deduction of any fees and other PIPE expenses. Each Unit consists of one common share of the Company (a “Common Share”) and one Common Share purchase warrant (“Warrant”). Each Warrant entitles the holder thereof to purchase one Common Share at an exercise price of $1.39 per share. The Warrants will be exercisable beginning on January 21, 2023 and will expire on July 21, 2027. Issuance costs of $741,000 were incurred with $344,000 being recorded as a reduction of common shares and $397,000 recorded in accretion and other financing costs.

On September 15, 2021, the Company closed its direct offering with institutional investors (the “Offering”). Under the Offering, the Company sold 4,235,294 units (the “Units”) at a price of $4.25 per Unit for gross proceeds to the Company of approximately $18,000,000 before the deduction of any fees and other estimated Offering expenses. Each Unit consists of one and one-half of one Common Share purchase warrant (each whole Common Share purchase warrant, a “Warrant”). A total of 2,117,647 Warrants were issued. Each Warrant entitles shareholder thereof to purchase one Common Share (a “Warrant Share”) at an exercise price of $5.00. The Warrants were exercisable as at March 15, 2022 and will expire five years from the issuance date on September 14, 2026.

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

In accordance with IFRS, a contract for the issuance of equity instruments that fails to meet the fixed for fixed criteria, i.e., issue a fixed number of shares for a fixed amount of cash or another financial asset, fails to meet the definition of equity. The exercise price for the Warrants issued under the PIPE and Offering are denominated in US currency, which differs from the CAD functional currency of the issuing entity. As a result, the warrants are recorded as a derivative warrant liability since the Company will be receiving cash in a currency other than the issuing entity’s functional currency and therefore is deemed to be variable.

The derivative warrant liability are measured at fair value with changes in fair value recognized in the interim condensed consolidated statements of loss and comprehensive loss at each year-end. The derivative warrant liability will ultimately be converted into the Company’s equity (common shares) when the Warrants are exercised or will be extinguished on the expiry of the outstanding Warrants and will not result in the outlay of any cash by the Company.

The Company uses the Black-Scholes option pricing model to estimate fair value at initial recognition and at each reporting date. The Company considers expected volatility of its common shares in estimating its future stock price volatility. The risk-free interest rate for the life of the Warrants was based on the yield available on government benchmark bonds with an approximate equivalent remaining term at the time of issue and at the time of revaluation. The life of Warrants are based on an estimated exercise term.

The following are assumptions used by the Company to fair value for the quarter ended June 30, 2023:

PIPE July 21, 2022

	June 30, 2023	December 31, 2022	July 21, 2022 initial recognition
Fair value (CAD)	$0.14	$0.10	$0.93
Share price (CAD)	$0.44	$0.36	$1.41
Exercise price (CAD)	$1.84	$1.89	$1.79
Expected volatility	82.0%	77.1%	69.9%
Risk-free rate	3.25%	3.50%	3.06%
Expected life (years)	4.06	4.55	5.0
Expected dividends	0%	0%	0%

Offering September 15, 2021

	June 30, 2023	December 31, 2022	September 15, 2021 initial recognition
Fair value (CAD)	$0.03	$0.02	$1.93
Share price (CAD)	$0.44	$0.36	$4.43
Exercise price (CAD)	$6.63	$6.78	$6.33
Expected volatility	83.1%	75%	62%
Risk-free rate	4.15%	3.67%	0.83%
Expected life (years)	3.21	3.71	5.0
Expected dividends	0%	0%	0%

For the three and six months ended June 30, 2023, a gain on revaluation of derivative warrant liabilities was recorded in the amount of $24,238 and a loss on revaluation of derivative warrant liabilities was recorded of $134,514 respectively (three and six months ended June 30, 2022 – a gain of $159,964 and $1,046,780 respectively).

As at June 30, 2023, there were 5,669,499 Warrants outstanding associated with the PIPE and Offering and nil exercised (June 30, 2022 – 2,117,647 and nil exercised).

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

8.	Capital stock

Omnibus Equity Incentive Plan

On April 29, 2021, the Company adopted a new omnibus equity incentive plan (the “Omnibus Equity Incentive Plan”) by way of a Shareholder Resolution. The Omnibus Equity Incentive Plan is a “rolling” plan that, subject to certain adjustment provisions, provides that the aggregate maximum number of Common Shares that may be issued upon the exercise or settlement of awards granted under the Omnibus Equity Incentive Plan shall not exceed 10% of the Company’s issued and outstanding Common Shares from time to time. The Omnibus Equity Incentive Plan is considered an “evergreen” plan, since the Common Shares covered by awards that have been exercised, settled or terminated shall be available for subsequent grants under the Omnibus Equity Incentive Plan, and the number of awards available to grant increases as the number of issued and outstanding Common Shares increases. As such, the Omnibus Equity Incentive Plan must be approved by the majority of the Company’s Board and its shareholders every three years following its adoption pursuant to the requirements of the TSX.

Under the Omnibus Equity Incentive Plan, the Company is able to grant equity-based incentive awards in the form of stock options, restricted share units (“RSUs”), performance share units (“PSUs”) and deferred share units (“DSUs”). All future grants of equity-based awards will be made pursuant to the Omnibus Equity Incentive Plan, and no further equity-based awards will be made pursuant to the Company’s Stock Option Plan, DSU plan, and Stock Appreciation Rights Plan (collectively, the “Legacy Plan”). The Legacy Plan will continue to be authorized for the sole purpose of facilitating the vesting and exercise of existing awards previously granted under the Legacy Plans. Once the existing awards granted under the Legacy Plans are exercised or terminated, the Legacy Plans will terminate and be of no further force or effect.

Common shares

The Company’s authorized capital consists of an unlimited number of common shares with no par value. As at June 30, 2023, common shares of the Company were reserved as follows:

	Exercise price (CAD)	Expiry dates	Number outstanding
Options – Legacy Plan	$2.20 - $3.10	January 2024 – December 2024	37,850
	$3.13	January 2025 – December 2025	60,000
Options – Omnibus Equity Incentive Plan	$2.80 - $2.99	January 2031 – December 2031	70,000
	$0.45 - $1.35	January 2032 – December 2032	795,947
Deferred share units – Legacy Plan	$1.20 - $2.10	N/A	66,667
Restricted share units – Omnibus Equity Incentive Plan	N/A	January 2024 – December 2024	16,667
	N/A	January 2031 – June 2031	166,178
	N/A	December 2026	1,789,545
Performance share units – Omnibus Equity Incentive Plan	N/A	N/A	125,000

Warrants

On January 16, 2023, 7,968,750 common share purchase warrants were issued to Beedie in conjunction with the Beedie Note Payable. Each warrant is convertible into one common share in the capital of the Company at a price per share equal to $0.256 until January 16, 2030. In addition, the Company has agreed to issue additional common share purchase warrants in connection with the subsequent advances, with such number of warrants to be equal to 17% of the amount of such subsequent advance divided by the exercise price of such subsequent warrants. The subsequent warrants are to have an exercise price equal to the 5-day volume weighted average price of the Company’s common shares immediately prior to the earlier of: (i) the announcement of the applicable subsequent advance, and (ii) the funding of the applicable subsequent advance. The subsequent warrants will expire seven years from the date of issuance. See note 6(a) for accounting for warrants issued in connection with Beedie Note Payable.

During the quarter ended June 30, 2023, there were no warrants exercised (2022 - nil) for $nil proceeds (2022 - nil). There were no warrants issued under the Legacy Plan (2022 - nil).

As at June 30, 2023, there were 7,968,750 of warrants outstanding associated with the Beedie financing (2022 - nil).

As at June 30, 2023 there are 13,638,249 of total warrants outstanding.

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

Stock option plan

The Company has an incentive stock option plan for its directors, officers, employees, and contractors. The Company's legacy stock option plan allows for the granting of options (and DSUs as described below) up to an aggregate amount equal to 10% of the aggregate number of common shares of the Company outstanding. The options, which have a term not exceeding five years when issued, generally vest as follows:

•	1/3 at time of issue
•	1/3 after one year
•	1/3 after two years

Under the Omnibus Equity Incentive Plan, the stock options that are granted have a term not exceeding 10 years when granted, and can be fully vested on date of grant or vest as follows:

•	1/3 after one year
•	1/3 after two years
•	1/3 after three years

During the year ended December 31, 2021, certain stock options granted included cash settlement alternatives at the discretion of the stock option holder, subject to the approval of the Company’s Plan Administrator. The option holder could elect to perform the following on the settlement date:

•	acquire common shares of the Company on a 1:1 basis to vested options
•	receive cash payment, net of withholding taxes, equal to vested options multiplied by the market price of common shares of the Company
•	acquire and receive a combination of common shares and cash payment, respectively, as noted above

Since the election and choice of settlement method lies with the stock option holder, which includes a cash settlement, the Company recorded the associated grants with this option as a cash-settled share-based payment and recorded a share-based payment liability, which is remeasured at each reporting period. As at June 30, 2023, the Company had no options outstanding that are to be cash-settled as these options were all forfeited. For the three and six months ended June 30, 2023, there was $nil recorded of gain or loss on revaluation of options (three and six months ended June 30, 2022 - gain on revaluation of $355,215 and $1,063,662 respectively) deemed to be cash-settled.

	Six months ended June 30, 2022	December 31, 2022
	Omnibus Equity Incentive Plan	Omnibus Equity Incentive Plan
Fair value at grant date (CAD)	$1.32	$0.20 - $ 0.81
Share price at grant date (CAD)	$1.32	$0.34 - $1.32
Exercise price (CAD)	$1.35	$0.45 - $1.35
Expected volatility	62.47% - 64.17%	62.5% - 72.3%
Expected option life (years)	5.5 – 6.5	5.5 - 6.5
Expected dividends	0%	0%
Risk-free interest rate (based on government bonds)	2.91%	2.90% - 3.16%

As at June 30, 2023, 97,850 options were vested related to the Legacy Plan (December 31, 2022 - 720,100) with a weighted average exercise price of CAD $2.91 per share (December 31, 2022 - CAD $2.88 per share).

As at June 30, 2023, 575,114 options were vested related to the Omnibus Equity Incentive Plan (December 31, 2022 - 486,864) with a weighted average exercise price of CAD$0.98 per share (December 31, 2022 - CAD$1.67).

During the three months and six months ended June 30, 2023, there were no stock options granted to directors, officers, employees, and contractors (three and six months ended June 30, 2022 – 236,563).

During the three and six months ended June 30, 2023, nil options were exercised (three and six months ended June 30, 2022 - nil), for $nil proceeds (three and six months ended June 30, 2022 - $nil). There were 880,250 stock options forfeited during the three and six months ended June 30, 2023 (three and six months ended June 30, 2022 - nil) and nil stock options that expired during the three and six months ended June 30, 2023 (three and six months ended June 30, 2022 – 72,000).

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

The following information applies to stock options outstanding per the Legacy Plan as at June 30, 2023, along with their respective exercise prices and related weighted average remaining contractual life:

Range of exercise prices (CAD)	Options outstanding	Weighted average remaining contractual life	Weighted average exercise price (CAD)	Options exercisable	Weighted average exercise price (CAD)
$2.20 - $3.10	37,850	0.9 years	$2.56	37,850	$2.56
$3.13	60,000	1.8 years	$3.13	60,000	$3.13
	97,850	1.5 years	$2.91	97,850	$2.91

The following information applies to stock options outstanding per the Omnibus Equity Incentive Plan as at June 30, 2023, along with their respective exercise prices and related weighted average remaining contractual life:

Range of exercise prices (CAD)	Options outstanding	Weighted average remaining contractual life	Weighted average exercise price (CAD)	Options exercisable	Weighted average exercise price (CAD)
$2.80 - $2.99	70,000	8.5 years	$2.88	25,000	$2.88
$0.45 - $1.35	795,947	9.2 years	$0.92	550,114	$0.90
	865,947	9.1 years	$1.08	575,114	$0.98

Deferred Share Units Plan

The Company established a DSU Plan to provide non-employee directors to participate in the long-term success of the Company. DSUs are fully vested upon being granted.

The Board of Directors may grant DSUs (and the number of options to purchase shares described above) up to a maximum of 10% of common shares outstanding and up to a maximum of 100,000 units.

Maximum allowable grants under the option and DSU plans in aggregate as at June 30, 2023 were 3,493,147 (December 31, 2022 -3,464,970) of which 963,797 were outstanding stock options, 66,667 were outstanding DSUs, 1,972,390 were outstanding RSUs, and 125,000 of outstanding PSUs for a total of 3,127,854 (December 31, 2022 - 2,896,933).

The Company did not grant any DSU’s to Directors of the Company during the three and six months ended June 30, 2023 (2022 - nil).

Restricted Share Units Plan

Under the Omnibus Equity Incentive Plan, the Company established an RSU Plan. RSUs have a term not exceeding ten years to indefinite expiry when granted and can fully vest immediately, after one year, vest each month, or vest as follows:

•	1/3 after one year
•	1/3 after two years
•	1/3 after three years

During the year ended December 31, 2021, certain RSUs granted included cash settlement alternatives at the discretion of the RSU holder, subject to the approval of the Company’s Plan Administrator. The RSU holder could elect to perform the following on the settlement date:

•	acquire common shares of the Company on a 1:1 basis to vested RSUs
•	receive cash payment, net of withholding taxes, equal to vested RSUs multiplied by the market price of common shares of the Company
•	acquire and receive a combination of common shares and cash payment, respectively, as noted above

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

Certain RSUs issued by the Company included the choice of settlement method lies with the RSU holder, which includes a cash settlement, the Company has recorded the associated RSU grants as a cash-settled share-based payment and recorded a share-based payment liability. As at June 30, 2023, there are 166,178 RSUs outstanding that are classified as cash-settled share-based payments.

As a result of remeasuring the RSUs classified as cash-settled share-based payments related to the Omnibus Equity Incentive Plan at fair value, the Company recorded a gain of $63,042 and $119,988 for the three and six months ended June 30, 2023 (three and six months ended June 30, 2022 – gain of 134,205 and $308,458 respectively). The RSUs were valued at the following fair values:

During the three and six months ended June 30, 2023, 1,394,000 RSUs were granted to directors, officers, employees, and contractors which are equity accounted for (three and six months ended June 30, 2022 – 253,974). During the three and six months ended June 30, 2023, 1,547,089 and 1,578,339 RSUs were vested respectively and 242,829 RSUs were exercised for the three and six months ended June 30, 2023 (three and six months ended June 30, 2022 - 183,974 RSUs were vested and 119,712 RSUs were exercised)

	Three months ended June 30, 2023	Three months ended June 30, 2022
Fair value (CAD)	$0.33-$0.40	$1.32
Share price (CAD)	$0.33-$0.40	$1.32

Performance Share Units Plan

Under the Omnibus Equity Incentive Plan, the Company established a PSU Plan. The PSUs have an indefinite term when granted and vest 100% after one year if the performance vesting conditions are met. As at June 30, 2023, the Company has determined that it is probable that the performance vesting condition will be met by the respective employees.

No PSUs were granted to employees for the three and six months ended June 30, 2023.

On May 16, 2022, 195,000 PSUs were granted to employees, of which 30,000 shares were forfeited during the year ended December 31, 2022. The PSUs were recorded at the fair value on the date of the grant. The PSUs were valued at the following fair value:

Year ended December 31, 2022
Omnibus Equity Incentive Plan
Fair value (CAD)	$1.32
Share price (CAD)	$1.32

During the three and six months ended June 30, 2023, 40,000 PSUs were exercised.

9.	Stock-based compensation

The total compensation expense relating to the value assigned to the stock options, RSUs, and PSUs granted to directors, officers, employees and contractors for the three and six months ended June 30, 2023 was $504,835 and $838,127 respectively (three and six months ended June 30, 2022 - $540,580 and $1,492,776 respectively), which was included in the stock-based compensation expense with a corresponding charge to contributed surplus of $705,166 (June 30, 2022 - $525,922) and share-based payment liability of $132,961 (June 30, 2022 - $966,854).

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

Expressed in United States dollars)

10.	Net loss per share

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Numerator for basic and diluted net loss per share:
Net loss for the period	$(3,558,163)	$(3,198,137)	$(7,017,844)	$(5,208,053)

Denominator for basic net loss per share:
Weighted average number of common shares outstanding	34,804,004	28,653,056	34,693,176	29,890,785
Effect of potential dilutive securities	–	–	–	–
Adjusted denominator for diluted net loss per share	34,804,004	28,653,056	34,693,176	29,890,785

Basic net loss per share	$(0.10)	$(0.11)	$(0.20)	$(0.17)
Diluted net loss per share	$(0.10)	$(0.11)	$(0.20)	$(0.17)

For the three months ended June 30, 2023, 16,766,103 of potentially dilutive common shares (three months ended June 30, 2022 - 3,629,359) issuable upon the exercise of warrants, DSUs, RSUs, PSUs, and options were not included in the computation of loss per share because their effect was anti-dilutive.

11.	Supplemental cash flow information

Components of the net change in non-cash working capital are as follows:

	Three Months ended June 30,		Six Months ended June 30,
	2023	2022	2023	2022
Trade and other receivables	$872,338	$1,024,212	$151,517	$(50,422)
Inventories	6,197	17,215	5,355	12,813
Other current assets	(515,339)	(24,396)	90,775	294,852
Trade and other payables and accrued liabilities	968,855	755,704	1,240,828	1,525,647
Income tax payable	(472,124)	–	(562,272)	–
Contract liabilities	(138,103)	531,945	(73,479)	442,890
Total	$721,824	$2,304,680	$852,724	$2,225,780

Other supplemental cash flow information as follows:

	Three Months ended June 30,		Six Months ended June 30,
	2023	2022	2023	2022
Cash received for interest	$5,040	$120	$11,779	$729
Cash paid for interest	$319,079	$35,423	$847,049	$686,277

12.	Segmented financial information

The Company has determined it has two reportable business segments, namely technology and related revenue and technology services. The technology and related revenue segment develops, distributes licenses computer-based digital solutions based on the Company’s proprietary technology; and the technology service segment, provides recording and transcription services.

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

The Company’s reportable segments are strategic business segments that offer different products and/or services. These business segments work on different business models and operate autonomously. The Company does not segregate sales and associated costs by individual technology products. Accordingly, segmented information on revenue and associated costs is only provided for the transcription services and computer-based digital solutions currently offered by the Company.

The Chief Executive Officer, President and Chief Operating Officer, and Chief Financial Officer (“CODMs”) are the operating decision makers and regularly reviews the Company’s operations and performance by segment. Effective January 1, 2023, the CODMs review segment Adjusted EBITDA as the key measure of profit for the purpose of assessing performance of each segment and to make decisions about the allocation of resources. Prior to this, the CODMs reviewed segment income (loss) as the key measure of profit for the purpose of assessing performance of each segment and to make decisions about the allocation of resources.

Financial information by reportable business segment is as follows:

	Three months ended June 30, 2023
	Technology and related revenue	Technology services	Corporate	Total
Revenue	$1,109,441	$9,409,452	$–	$10,518,893
Gross Profit	811,895	3,822,986	–	4,634,881
Selling and administrative expenses	542,388	4,593,683	269,573	5,405,644
Research and development expenses	19,645	169,511	–	189,156
Adjusted EBITDA	$249,862	$(940,208)	$(269,573)	$(959,919)
Stock-based compensation				504,835
Depreciation and amortization				1,489,067
Foreign exchange loss				409,270
Interest, accretion, and other financing costs				559,826
Gain on revaluation of RSUs				(63,042)
Gain on revaluation of the derivative warrant liability				(24,238)
Restructuring costs				29,454
Other income				(4,313)
Current income tax expense				(47,453)
Deferred income tax expense (recovery)				(255,162)
Net loss				$(3,558,163)

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

	Three months ended June 30, 2022
	Technology and related revenue	Technology services	Corporate	Total
Revenue	$1,080,069	$11,271,586	$–	$12,351,655
Gross Profit	730,078	5,364,124	–	6,094,202
Selling and administrative expenses	614,648	5,261,457	656,335	6,532,440
Research and development expenses	23,662	254,695	–	278,357
Gain on contingent consideration	–	(7,489)	–	(7,489)
Adjusted EBITDA	$91,767	$(144,538)	$(656,335)	$(709,106)
Stock-based compensation				540,580
Depreciation and amortization				1,219,637
Foreign exchange loss				489,803
Interest, accretion, and other financing costs				397,435
Gain on revaluation of options				(355,215)
Gain on revaluation of RSUs				(134,205)
Gain on revaluation of the derivative warrant liability				(159,964)
Restructuring costs				154,727
Business acquisition costs				374,053
Other income				(120)
Current income tax expense				110,135
Deferred income tax expense (recovery)				(147,834)
Net loss				$(3,198,138)

	Six months ended June 30, 2023
	Technology and related revenue	Technology services	Corporate	Total
Revenue	$2,002,828	$18,568,636	$–	$20,571,464
Gross Profit	1,439,456	7,623,382	–	9,062,838
Selling and administrative expenses	985,718	9,138,802	642,425	10,766,945
Research and development expenses	32,515	301,450	–	333,965
Gain on contingent consideration	–	(10,389)	–	(10,389)
Adjusted EBITDA	$421,223	$(1,806,481)	$(642,425)	$(2,027,683)
Stock-based compensation				838,127
Depreciation and amortization				2,845,529
Foreign exchange loss				646,288
Interest, accretion, and other financing costs				1,057,378
Gain on revaluation of RSUs				(119,988)
Gain on revaluation of the derivative warrant liability				134,514
Restructuring costs				56,866
Impairment of goodwill and intangible assets				157,464
Other income				(9,407)
Current income tax expense				(40,091)
Deferred income tax expense (recovery)				(576,519)
Net loss				$(7,017,844)

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

	Six months ended June 30, 2022
	Technology and related revenue	Technology services	Corporate	Total
Revenue	$1,838,768	$22,037,868	$–	$23,876,636
Gross Profit	1,213,741	10,369,510	–	11,583,251
Selling and administrative expenses	975,635	10,384,021	1,309,092	12,668,748
Research and development expenses	36,769	440,673	–	477,442
Gain on contingent consideration	–	96,072	–	96,072
Adjusted EBITDA	$201,337	$(551,256)	$(1,309,092)	$(1,659,011)
Stock-based compensation				1,492,776
Depreciation and amortization				2,378,981
Foreign exchange loss				748,563
Interest, accretion, and other financing costs				870,121
Gain on revaluation of options				(1,063,662)
Gain on revaluation of RSUs				(308,458)
Gain on revaluation of the derivative warrant liability				(1,046,780)
Restructuring costs				169,108
Business acquisition costs				395,517
Other income				(729)
Current income tax expense				172,642
Deferred income tax expense (recovery)				(259,037)
Net loss				$(5,208,053)

The comparative figures for selling and administrative expenses and research and development expenses have been adjusted for the three and six months ended June 30, 2022 to reflect the current period presentation. The selling and administrative and research and development expenses originally reported for the three months ended June 30, 2022 for technology and related revenue were $3,966,984 and $278,357 respectively. The selling and administrative and research and development expenses originally reported for the six months ended June 30, 2022 for technology and related revenue were $5,968,517 and $477,442 respectively. The selling and administrative and research and development expenses for technology services originally reported for the three months ended June 30, 2022 were $1,909,121 and $nil respectively. The selling and administrative and research and development expenses for technology services originally reported for the six months ended June 30, 2022 were $5,391,139 and $nil respectively.

13.	Revenue

The Company generates revenue primarily from the delivery of technology and transcription services to its customers. Revenue from contracts with customers is disaggregated by primary geographical market, major products and services and timing of revenue recognition. The table also includes a reconciliation of the disaggregated revenue with the Company’s reportable segments (note 12).

	Three months ended June 30,		Six months ended June 30,
Primary geographical markets	2023	2022	2023	2022
Australia	$5,754,618	$7,310,574	$11,200,042	$13,585,880
United States	4,260,282	4,577,537	8,418,795	9,255,417
United Kingdom	433,515	395,088	827,152	897,752
Canada	43,176	50,478	92,560	96,903
Other	27,302	17,978	32,915	40,684
Total	$10,518,893	$12,351,655	$20,571,464	$23,876,636

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

	Three months ended June 30,		Six months ended June 30,
Major products/service lines	2023	2022	2023	2022
Technology services	$9,409,452	$11,271,586	$18,568,636	$22,037,868
Software licenses	190,891	49,002	280,940	92,849
Support and maintenance	455,151	475,638	906,120	950,906
SaaS	44,665	16,785	69,942	38,364
Subscriptions	168,345	115,177	328,890	217,047
Professional services	97,856	329,606	186,893	377,699
Hardware and other	152,533	93,861	230,043	161,903
Total	$10,518,893	$12,351,655	$20,571,464	$23,876,636

Technology Services revenue is reported in Technology Services segment and all other remaining products/services revenues are reported in Technology and related revenue segment.

The Company had no customers who contributed greater than 10% of consolidated total revenues during the six months ended June 30, 2023 (2022 – nil).

Technology services, software licenses, hardware and other revenue are recognized at a point in time, except for revenue for select customers which is recognized over time. Professional services, support and maintenance, SaaS, and subscription revenue is recognized over time.

14.	Lease obligations

Below is a summary of the activity related to the Company’s lease liabilities for the three and six months ended June 30, 2023 and 2022:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Lease obligations, beginning of period	$1,113,073	$1,177,573	$1,206,248	$1,188,769
Interest on lease liabilities	17,111	26,102	46,096	54,991
Interest payments on lease liabilities	(17,111)	(26,102)	(46,096)	(54,991)
Principal payments of lease liabilities	(57,592)	(79,922)	(137,219)	(117,321)
Adjustment/abatement	(104,155)	(8,642)	(104,155)	(8,642)
Foreign exchange difference	(94,657)	(70,085)	(108,205)	(43,882)
Total	$856,669	$1,018,924	$856,669	$1,018,924

The Company and its subsidiaries have entered into agreements to lease office premises until 2025. The annual rent expenses for premises consist of minimum rent and do not include variable costs. The minimum payments under all agreements are as follows:

2023	$293,234
2024	444,546
2025	229,215
$966,995

15.	Risk management for financial instruments

The estimated fair values of cash, trade and other receivables, restricted cash, trade and other payables and accrued liabilities approximate their carrying values due to the relatively short-term nature of the instruments. The estimated fair values of current and long-term debt and obligations under finance lease also approximate carrying values due to the fact that effective interest rates are not significantly different from market.

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

Fair value measurements recognized in the consolidated statement of financial position must be categorized in accordance with the following levels:

a.	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
b.	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
c.	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company’s financial instruments carried at fair value on the interim condensed consolidated statements of financial position consist of cash and restricted cash. Cash and restricted cash are valued using quoted market prices (Level 1). Share-based payment liability, contingent consideration, and derivative warrant liability are categorized using observable market inputs (Level 2). The Company did not value any financial instruments using valuation techniques based on non-observable market inputs (Level 3) as at June 30, 2023.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach in managing liquidity is to ensure, to the extent possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, by continuously monitoring actual and budgeted cash flows.

The Company has sustained losses over the last number of periods and has financed these losses mainly through a combination of equity and debt offerings. Management believes that it has raised sufficient cash to meet all of its contractual debt that is coming due within twelve months and has the ability to fund any operating losses that may occur in the upcoming periods.

Credit risk

Credit risk arises from the potential that a customer or counterparty will fail to perform its obligations. The Company is exposed to credit risk from its customers; however, the Company has a significant number of customers, minimizing the concentration of credit risk. Further, a large majority of the Company’s customers are economically stable organizations such as government agencies or departments with whom the Company transacts with on a regular basis, further reducing the overall credit risk. Historically, the Company has suffered losses under trade receivables. In order to minimize the risk of loss from trade receivables, the Company’s extension of credit to customers involves review and approval by senior management and conservative credit limits for new or higher risk accounts.

The Company reviews its trade receivable accounts regularly and writes down these accounts to their expected realizable values, by making an allowance for expected credit losses based on aging and historic collection of receivables. The allowance is recorded as an expense in the interim condensed consolidated statements of loss and comprehensive loss. Shortfalls in collections are applied against this provision. Estimates for allowance for expected credit losses are determined by a customer-by-customer evaluation of collectability at each balance sheet reporting date, taking into account the amounts that are past due and any available relevant information on the customers’ liquidity and going concern issues. Normal credit terms for amounts due from customers call for payment within 30 to 60 days.

The Company’s exposure to credit risk for trade receivables by geographic area was as follows:

	June 30, 2023	December 31, 2022
United States	58%	48%
Australia	22%	29%
United Kingdom	13%	16%
Rest of world	7%	7%
	100%	100%

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s interest rate risk is primarily related to the Company’s interest-bearing debts on its interim condensed consolidated statement of financial position. The Company does not have a material amount of long-term debt with variable interest rates, thereby minimizing the Company’s exposure to cash flow interest rate risk.

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

Foreign currency risk

Foreign currency risk arises because of fluctuations in exchange rates. The Company conducts a significant portion of its business activities in foreign currencies, primarily the U.S. and Australian dollars and Great Britain pounds with a large portion of the Company’s sales and operating costs being realized in these foreign currencies. The Company’s objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by transacting, to the greatest extent possible, with third parties in Great Britain pounds, Canadian, U.S., and Australian dollars.

The financial assets and liabilities that are denominated in foreign currencies will be affected by changes in the exchange rate between the United States dollar and these foreign currencies. This primarily includes cash, restricted cash, trade and other receivables, trade and other payables, provisions and obligations under finance lease which were denominated in foreign currencies.

The Company’s Australian subsidiaries have a majority of revenue and expenses being transacted in Australian dollars. As of June 30, 2023, fluctuations of the Australian dollar relative to the United States dollar of 5% would result in an exchange gain or loss on the net financial assets, impacting the Company’s comprehensive income by approximately $43,000 (2022 -

$4,721).

The Company’s Canadian operations are exposed to exchange rate changes in the U.S. dollar relative to the Canadian dollar since a substantial portion of this business unit’s sales are denominated in U.S. dollars with most of the related expenses in Canadian dollars. A 5% fluctuation of the U.S. dollar would result in an exchange gain or loss on the net financial assets of approximately $70,000 as at June 30, 2023 (2022 - $43,000).

The Company’s UK subsidiaries are exposed to exchange rate changes in the Great Britain pound relative to the United States dollar since a portion of this business unit’s sales are denominated in Great Britain pounds with most of the related expenses in United States dollars. A fluctuation of the Great Britain pound of 5% would result in an exchange gain or loss on the net financial assets of approximately $5,000 as at June 30, 2023 (2022 - $4,000).

The Company does not currently use foreign exchange contracts to hedge its exposure of its foreign currencies cash flows as management has determined that this risk is not significant at this point in time. The Company recognized a foreign exchange loss from operations of $409,270 and $646,288 for the three and six months ended June 30, 2023 (three and six months ended June 30, 2022 – $489,803 and $748,563).

Capital management

The Company considers its capital structure to consist of shareholders’ equity and long-term debt. The Company’s objective in managing capital is to ensure sufficient liquidity to pursue its organic growth strategy, fund research and development and undertake selective acquisitions, while at the same time taking a conservative approach toward financial leverage and management of financial risk.

16.	Seasonality

Interim period revenues, gross profit and net income or loss are not necessarily indicative of the results of operations for the full fiscal year. Within the Company’s Technology Services segment, the Company has identified that the first and fourth quarter revenues are generally lower than revenues generated during other interim periods, specifically due to decreased historic revenues in the months of December and January related to annual holidays.

17.	Subsequent Event

On July 25, 2023, the Company approved a restructuring plan to optimize its workforce. The Company expects to incur future charges of approximately $700,000 related to related to employee severance.   The planned restructuring is scheduled to be substantially completed by December 31, 2023.

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

On July 25, 2023, in connection with the Company’s Note Payable, the Company has drawn an additional $1,000,000 (“Subsequent Advance”) from the $3,000,000 available, increasing the outstanding principal amount of the Note Payable to $13,000,000. The Note Payable is subject to 9.5% interest payable monthly.   In connection with the Subsequent Advance, the Company has issued 497,423 common share purchase warrants to Beedie. Each warrant is exercisable to purchase one common share of the Company at an exercise price of CDN$0.45 per warrant share. The Warrants expire on July 25, 2030.  The Company intends to use the Subsequent Advance primarily for the restructuring plan to optimize its workforce.

On July 24, 2023, the Company also amended the Note Payable agreement which reduced the minimum balance of unrestricted cash and cash equivalent covenants up to November 30, 2023 and also reduced the minimum monthly adjusted EBITDA and maximum total leverage covenants up to August 31, 2023.

On August 1, 2023, the Company completed a private placement offering. The Company sold 5,800,000 units (the "Units") at a price per Unit of $0.31 for aggregate gross proceeds of $1,798,000 (the "Offering"). Each Unit consists of one common share of the Company and one-half of one common share purchase warrant. Each warrant will entitle the holder thereof to acquire one Common Share at an exercise price of $0.31 per Common Share until June 30, 2024. The issuance included 1,583,333 Units under the Offering made to Brad Wells, a member of the board of directors and constitutes a related party transaction.